Exhibit 16

January 28, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated January 26, 2005 of Indiantown Cogeneration, L.P. and Indiantown Funding Corporation and are in agreement with the statements contained in the first three paragraphs under Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP